UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                           ORION ENERGY SYSTEMS, INC.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    686275108
                               -------------------
                                 (CUSIP Number)


                                  July 16, 2008
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ]   Rule 13d-1(b)

                                [X]   Rule 13d-1(c)

                                [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.: 686275108                                          Page 2 of 12 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
          98-0418059
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]
          (b) [X]
.................................................................................
3.
          SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization


          Cayman Islands
.................................................................................
Number of            5.        Sole Voting Power                  1,460,403
Shares               ...........................................................
Beneficially         6.        Shared Voting Power                0
Owned by Each        ...........................................................
Reporting            7.        Sole Dispositive Power             1,460,403
Person With          ...........................................................
                     8.        Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,460,403
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.41% based on 27,005,107 shares outstanding.
.................................................................................
12.       Type of Reporting Person:

          OO

                                  SCHEDULE 13G

CUSIP No.: 686275108                                          Page 3 of 12 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          ANCHORAGE ADVISORS, L.L.C.
          20-0042271
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]
          (b) [X]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of            5.        Sole Voting Power                  1,460,403
Shares               ...........................................................
Beneficially         6.        Shared Voting Power                0
Owned by Each        ...........................................................
Reporting            7.        Sole Dispositive Power             1,460,403
Person With          ...........................................................
                     8.        Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,460,403
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.41% based on 27,005,107 shares outstanding.
.................................................................................
12.       Type of Reporting Person:

          OO, IA

                                  SCHEDULE 13G

CUSIP No.: 686275108                                          Page 4 of 12 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
          20-0042478
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]
          (b) [X]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
Number of            5.        Sole Voting Power                  1,460,403
Shares               ...........................................................
Beneficially         6.        Shared Voting Power                0
Owned by Each        ...........................................................
Reporting            7.        Sole Dispositive Power             1,460,403
Person With          ...........................................................
                     8.        Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,460,403
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.41% based on 27,005,107 shares outstanding.
.................................................................................
12.       Type of Reporting Person:

          OO, HC

                                  SCHEDULE 13G

CUSIP No.: 686275108                                          Page 5 of 12 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          ANTHONY L. DAVIS
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]
          (b) [X]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          United States of America
.................................................................................
Number of            5.        Sole Voting Power                  1,460,403
Shares               ...........................................................
Beneficially         6.        Shared Voting Power                0
Owned by Each        ...........................................................
Reporting            7.        Sole Dispositive Power             1,460,403
Person With          ...........................................................
                     8.        Shared Dispositive Power           0
.................................................................................
9.         Aggregate Amount Beneficially Owned by Each Reporting Person

          1,460,403
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.41% based on 27,005,107 shares outstanding.
.................................................................................
12.       Type of Reporting Person:

          IN, HC

                                  SCHEDULE 13G

CUSIP No.: 686275108                                          Page 6 of 12 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          KEVIN M. ULRICH
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]
          (b) [X]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Canada
.................................................................................
Number of            5.        Sole Voting Power                  1,460,403
Shares               ...........................................................
Beneficially         6.        Shared Voting Power                0
Owned by Each        ...........................................................
Reporting            7.        Sole Dispositive Power             1,460,403
Person With          ...........................................................
                     8.        Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,460,403
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.41% based on 27,005,107 shares outstanding.
.................................................................................
12.       Type of Reporting Person:

          IN, HC

                                                              Page 7 of 12 Pages



Item 1(a).      Name of Issuer:

                Orion Energy Systems, Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1204 Pilgrim Road, Plymouth, WI 53073

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i) Anchorage Capital Master Offshore, Ltd. ("Anchorage
                   Offshore");

               ii) Anchorage Advisors, L.L.C. ("Advisors");

              iii) Anchorage Advisors Management, L.L.C. ("Management");

               iv) Anthony L. Davis ("Mr. Davis"); and

                v) Kevin M. Ulrich ("Mr. Ulrich").

                This statement relates to Shares (as defined herein) held for the account of Anchorage Offshore. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).      Citizenship:

                1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

                2) Advisors is a Delaware limited liability company;

                3) Management is a Delaware limited liability company;

                4) Mr. Davis is a citizen of the United States of America; and

                5) Mr. Ulrich is a citizen of Canada.

                                                              Page 8 of 12 Pages



Item 2(d).      Title of Class of Securities:

                Common  Stock,  $0.01 par value per share  (the  "Shares")

Item 2(e).      CUSIP Number:

                686275108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                As of the date hereof, each of the Reporting Persons may be deemed beneficial owner of 1,460,403 Shares.

Item 4(b).      Percent of Class:

                The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.41% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-K, there were 27,005,107 Shares outstanding as of June 13, 2008).

Item 4(c).      Number of Shares of which such person has:

Anchorage Offshore:
------------------

(i) Sole power to vote or direct the vote:                            1,460,403

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:             1,460,403

(iv) Shared power to dispose or direct the disposition of:                    0

Advisors:
--------

(i) Sole power to vote or direct the vote:                            1,460,403

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:             1,460,403

(iv) Shared power to dispose or direct the disposition of:                    0

Management:
----------

(i) Sole power to vote or direct the vote:                            1,460,403

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:             1,460,403

(iv) Shared power to dispose or direct the disposition of:                    0

                                                              Page 9 of 12 Pages



Mr. Davis:
---------

(i) Sole power to vote or direct the vote:                            1,460,403

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:             1,460,403

(iv) Shared power to dispose or direct the disposition of:                    0

Mr. Ulrich:
----------

(i) Sole power to vote or direct the vote:                            1,460,403

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:             1,460,403

(iv) Shared power to dispose or direct the disposition of:                    0


Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                This Item 7 is not applicable.

Item 8.         Identification and Classification of Members of the Group:

                See disclosure in Item 2 hereof.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 12 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: July 28, 2008
                              By:      /s/ Kevin M. Ulrich
                                       -------------------
                                       Name:   Kevin M. Ulrich
                                       Title:  Director

Date: July 28, 2008           ANCHORAGE ADVISORS, L.L.C.

                              By: Anchorage Advisors Management, L.L.C., its Managing Member

                              By:      /s/ Anthony L. Davis
                                       ---------------------
                                       Name:    Anthony L. Davis
                                       Title:   Managing Member

Date: July 28, 2008           ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                              By:      /s/ Anthony L. Davis
                                       --------------------
                                       Name:    Anthony L. Davis
                                       Title:   Managing Member

Date: July 28, 2008           ANTHONY L. DAVIS

                              /s/ Anthony L Davis
                              -------------------

Date: July 28, 2008           KEVIN M. ULRICH

                              /s/ Kevin M. Ulrich
                              -------------------

                                                             Page 11 of 12 Pages



                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A     Joint Filing Agreement, dated July 28, 2008 by and among
      Reporting Persons.......................................             12

                                                             Page 12 of 12 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Orion Energy Systems, Inc., Inc. dated as of July 28, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                              ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: July 28, 2008
                              By:      /s/ Kevin M. Ulrich
                                       -------------------
                                       Name:   Kevin M. Ulrich
                                       Title:  Director

Date: July 28, 2008           ANCHORAGE ADVISORS, L.L.C.

                              By: Anchorage Advisors Management, L.L.C., its Managing Member

                              By:      /s/ Anthony L. Davis
                                       ---------------------
                                       Name:    Anthony L. Davis
                                       Title:   Managing Member

Date: July 28, 2008           ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                              By:      /s/ Anthony L. Davis
                                       --------------------
                                       Name:    Anthony L. Davis
                                       Title:   Managing Member

Date: July 28, 2008           ANTHONY L. DAVIS

                              /s/ Anthony L Davis
                              -------------------

Date: July 28, 2008           KEVIN M. ULRICH

                              /s/ Kevin M. Ulrich
                              -------------------